July 15, 2008

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549
Attention:  Vincent J. DiStefano

Re:
Wilshire Mutual Funds, Inc.
Post-Effective Amendment No. 43 under the Securities Act
of 1933 and Amendment No. 44 under the Investment Company
Act of 1940 to the Form N-1A Registration Statement
Registration Nos. 33-50390, 811-7076

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request that the effective date of Post-Effective Amendment No. 43 under the Securities Act of 1933 and Amendment No. 44 under the Investment Company Act of 1940 to the Registration Statement referred to above, which is being filed on July 15, 2008, be accelerated so that it will become effective on July 15, 2008.

Very truly yours,

WILSHIRE MUTUAL FUNDS, INC.

/s/ Lawrence E. Davanzo

Lawrence E. Davanzo
President

SEI INVESTMENTS DISTRIBUTION CO.

/s/ Karen LaTourette

Karen LaTourette